Securities Act Registration No. 333-179594

Investment Company Act Registration No. 811-22669

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Pre-Effective Amendment No.

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Post-Effective Amendment No. 5

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and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

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Amendment No. 9

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(Check appropriate box or boxes.)

AMERICAFIRST QUANTITATIVE FUNDS

(Exact Name of Registrant as Specified in Charter)

8150 Sierra College Boulevard

Suite 290

Roseville, CA 95661-9417

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (916) 787-9940

80 Arkay Drive

Hauppauge, NY 11788

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately after filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Part C to the Registration Statement (including signature page).

3. Exhibit (h)(2)(b) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of amending Item 28 and filing an Amended Operating Expenses Agreement as Exhibit (h)(2)(b) to Item 28 to this Registration Statement on Form N-1A.

Part A of Post-Effective Amendment No. 4 to the Registration Statement filed on October 25, 2013, and as supplemented on November 12, 2013, pursuant to Rule 497, is incorporated herein by reference.  Part of B of Post-Effective Amendment No. 4 to the Registration Statement filed on October 25, 2013, is incorporated herein by reference.

PART C – OTHER INFORMATION

Item 28. Exhibits.

(a) Declaration of Trust.

(1) Certificate of Trust of AmericaFirst Quantitative Funds (the "Registrant") dated January 25, 2012, as filed with the Secretary of State of Delaware on February 17, 2012 and filed as exhibit 28(a)(1) to the Registrant's Initial Registration Statement on Form N-1A with the Securities and Exchange Commission ("SEC") on February 21, 2012 (the "Registration Statement") and incorporated herein by reference.

(2) Amended and Restated Agreement and Declaration of Trust dated September 30, 2013, filed as exhibit 28(a)(2) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(b) By-Laws.

None

(c) Instruments Defining Rights of Security Holders.

(1) See Article IV; Article IX, Section 10.3 and Section 11.3 of the Registrant's Agreement and Declaration of Trust dated January 30, 2012 filed as exhibit 28(a)(2) to the Registration Statement on February 21, 2012 and incorporated herein by reference.

(d) Investment Advisory Contracts.

(1) Investment Advisory Agreement dated February 1, 2012 between AmericaFirst Capital Management, LLC (the "Advisor") and the Registrant, on behalf of the AmericaFirst Quantitative Strategies Fund, AmericaFirst Income Trends Fund, AmericaFirst Defensive Growth Fund and AmericaFirst Absolute Return Fund filed as exhibit 28(d)(1) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(2) Amended and Restated Investment Management Agreement dated September 30, 2 013 between AmericaFirst Capital Management, LLC (the "Advisor") and the Registrant, on behalf of the AmericaFirst Quantitative Strategies Fund, AmericaFirst Income Trends Fund, AmericaFirst Defensive Growth Fund , AmericaFirst Absolute Return Fund and AmericaFirst Seasonal Trends Fund filed as exhibit 28(d)(2) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(e) Underwriting Contracts.

(1) Distribution Agreement dated February 28, 2012 between Northern Lights Distributor, LLC (the "Distributor") and the Registrant filed as exhibit 28(e)(1) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(2) Amended Schedule A to Distribution Agreement filed as exhibit 28(e)(2) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(3) Form of Selling Dealer Agreement filed as exhibit 28(e)(2) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(f) Bonus or Profit Sharing Contracts.

None.

(g) Custodian Agreements.

Custody Agreement dated October 9, 2012 between Union Bank, N.A. and the Registrant filed as exhibit 28(g) to pre-effective amendment no. 3 to the Registration Statement on November 5, 2012 and incorporated herein by reference.

(h) Other Material Contracts.

(1) Fund Services Agreement dated February 28, 2012 between Gemini Fund Services, LLC ("GFS") and the Registrant filed as exhibit 28(h)(1) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(2) Operating Expenses Agreements.

(a) Form of Operating Expenses Agreement dated February 8, 2012 between the Advisor and the Registrant, on behalf of the AmericaFirst Quantitative Strategies Fund, AmericaFirst Income Trends Fund, AmericaFirst Absolute Return Fund and AmericaFirst Defensive Growth Fund filed as exhibit 28(h)(2)(a) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(b) Amended Operating Expenses Agreement between the Advisor and the Registrant, on behalf of the AmericaFirst Quantitative Strategies Fund, AmericaFirst Income Trends Fund, AmericaFirst Absolute Return Fund, AmericaFirst Defensive Growth Fund and AmericaFirst Seasonal Trends Fund is filed herewith.

(i) Legal Opinion.

(1) Opinion and consent of Thompson Hine LLP filed as exhibit 28(i)(1) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(j) Other Opinions.

(1) Consent of BBD, LLP filed as exhibit 28(j)(1) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(k) Omitted Financial Statements.

Not applicable.

(l) Initial Capital Agreements.

Not applicable. The Trust was capitalized from the proceeds of the shell reorganization of the assets and liabilities of the AmericaFirst Quantitative Fund, the AmericaFirst Income Trends Fund, the AmericaFirst Defensive Growth Fund and the AmericaFirst Absolute Return Fund,

each a series of shares of Mutual Fund Series Trust (SEC File Nos. 333-132541/811-21872) into corresponding series of the Registrant.

(m) Rule 12b-1 Plans.

(1) Class A, Class C and Class U Distribution Plans and related agreement for the Registrant filed as exhibit 28(m) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(2) Amended Appendix A to Class A, Class C and Class U Distribution Plans filed as exhibit 28(m)(2) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(n) Rule 18f-3 Plan.

(1) Rule 18f-3 Plan filed as exhibit 28(n) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(2) Amended Appendix A to Rule 18f-3 Plan filed as exhibit 28(n)(2) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(o) Reserved.

(p) Codes of Ethics.

(1) Code of Ethics of the Registrant filed as exhibit 28(p)(1) to the Registration Statement on October 25, 2013 is incorporated herein by reference.

(2) Code of Ethics of the Advisor filed as exhibit 28(p)(2) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

(3) Code of Ethics of the Distributor filed as exhibit 28(p)(3) to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

Other Exhibits

(1) Power of Attorney filed as an exhibit to pre-effective amendment no. 1 to the Registration Statement on June 29, 2012 and incorporated herein by reference.

Item 29. Persons Controlled by or Under Common Control with the Registrant.

None.

Item 30. Indemnification.

The Registrant's Agreement and Declaration of Trust (the "Agreement") provide, among other things, that the trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, investment adviser or distributor of the Registrant, nor shall any trustee be responsible for the act or omission of any other trustee, and the Registrant out of its assets may indemnify and hold harmless each trustee and officer of the Registrant from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such trustee's performance of his or her duties as a trustee or officer of the Registrant; provided that the trustees and officers of the Registrant shall not be entitled to an indemnification or held harmless if such liabilities were a result of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. (See Article 5 and 10 of the Agreement which has been incorporated by reference as Exhibit 28(a)(1) and Exhibit 28(a)(2) .)

The Investment Management Agreement the Registrant and the Adviser provides, among other things, that an investment adviser shall not be liable for any loss suffered by the Registrant with respect to its duties under the agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the investment adviser in the performance of its duties or from reckless disregard by it of its obligations and duties under the agreement ("disabling conduct"). In addition, the Registrant has agreed to indemnify the Adviser against and hold it harmless from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action or suit not resulting from disabling conduct by the investment adviser. (See the Amended and Restated Investment Management Agreement which has been incorporated by reference as Exhibit 28(d)(2).)

The Underwriting Agreement with NLD provides, among other things, that the Registrant will indemnify, defend and hold harmless NLD, its several officers and managers, and any person who controls NLD within the meaning of Section 15 of the Securities Act of 1933 free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which NLD, its officers and managers, or any such controlling persons, may incur under the Securities Act of 1933, the Investment Company Act of 1940, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any registration statement of the Registrant or any prospectus, (ii) any omission, or alleged omission, to state a material fact required to be stated in any registration statement or any prospectus or necessary to make the statements in any of them not misleading, (iii) the Trust's failure to maintain an effective registration statement and prospectus with respect to shares of the Trust that are the subject of the claim or demand, (iv) the Trust's failure to provide NLD with advertising or sales materials to be filed with the Financial Industry Regulatory Authority on a timely basis, (v) the Trust's failure to properly register its shares under applicable state laws, (vi) the Trust's failure to perform its duties under the Underwriting Agreement or any inaccuracy of its representations, or (vii) actions taken by NLD resulting from NLD's reliance on instructions received from an officer, agent or legal counsel of the Registrant. (See the Underwriting Agreement which has been incorporated by reference as Exhibit 28(e).)

Item 31. Business and Other Connections of the Investment Advisor.

The Advisor is an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"). The list required by this Item 31 of each officer, director or partner of the Advisor, together with any information as to any business, profession, vocation or employment of a substantial nature engaged in by each officer, director, employee, partner or trustee during the past two years, is incorporated herein by reference to Schedules A and D of Form ADV filed by the Advisor pursuant to the Advisers Act (SEC File No. 812-14005-01).

Item 32. Principal Underwriters.

(a) NLD, the principal underwriter of the Registrant, also acts as principal underwriter for the following:

AdvisorOne Funds, Arrow Investments Trust, Compass EMP Funds Trust, Copeland Trust, Dominion Funds, Inc., Equinox Funds Trust, GL Beyond Income Fund, Miller Investment Trust, Mutual Fund Series Trust, Nile Capital Investment Trust, North Country Funds, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights ETF Fund Trust, Northern Lights Variable Trust, OCM Mutual Fund, Roge Partners Funds, Resource Real Estate Diversified Income Fund, The DMS Funds, The Multi-Strategy Growth & Income Fund, The Saratoga Advantage Trust, Total Income+ Real Estate Fund, Tributary Funds, Inc., Two Roads Shared Trust, and Vertical Capital Income Fund.

(b) NLD is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of NLD is 17605 Wright Street, Omaha, Nebraska 68130. NLD is an affiliate of Gemini Fund Services, LLC. Unless otherwise noted, the address of the persons named below is 17605 Wright Street, Omaha, Nebraska 68130. To the best of Registrant's knowledge, the following are the members and officers of NLD:

Name	Positions and Offices with Underwriter	Positions and Offices with the Registrant
Brian Nielsen	Manager, Chief Executive Officer, Secretary	None
William Wostoupal	President	None
Daniel Applegarth	FINOP	None
Mike Nielsen	CCO	None

(c) Not applicable.

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant, 850 Sierra College Boulevard, Suite 290, Roseville, California, GFS, 17605 Wright Street, Omaha, Nebraska 68130 and Union Bank, N.A., 350 California Street 6th Floor, San Francisco, California 94104.

Item 34. Management Services.

None.

Item 35. Undertakings.

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the city of Hauppauge and the State of New York on the 15th day of January, 2014.

AMERICAFIRST QUANTITATIVE FUNDS

By: /s/ Andrew Rogers

Name: Andrew Rogers

Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-1A has been signed below by the following persons in the capacities and on the date(s) indicated.

SIGNATURE	TITLE	DATE
* Rick Gonsalves Rick Gonsalves	Trustee	January 15, 2014

* Michael Dencavage	Trustee	January 15, 2014

Michael Dencavage

* Kathleen T. Barr	Trustee	January 15, 2014

Kathleen T. Barr

/s/ Andrew Rogers Andrew Rogers	President and Principal Executive Officer	January 15, 2014

/s/ Jim Colantino Jim Colantino	Treasurer and Principal Financial Officer	January 15, 2014

/s/ Andrew Rogers	January 15, 2014

* By: Andrew Rogers,

Attorney-in-fact pursuant to Powers of Attorney

INDEX OF EXHIBITS

Exhibit No.	Exhibit
EX-99.28.h.2.b	Amended Operating Expenses Agreement